UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BTG Pactual US Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Lexington avenue, 57th Floor
_____(No. and Street)_____

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
_____(Name – if individual, state last, first, and middle name)_____

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
10/20/03		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Renato Moritz</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>BTG Pactual US Capital, LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEAN PARK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6224661
Qualified in New York County,
My Commission Expires 7/6/26

Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

BTG Pactual US Capital, LLC
Year ended December 31, 2023
With Report of
Independent Registered Public Accounting Firm
*(Confidential Pursuant to SEC Rule 17a-5 (e)(3) and CFTC
Regulation 1.10g)*

BTG Pactual US Capital, LLC

Financial Statements and Supplemental Schedules

Year ended December 31, 2023

Table of Contents

Facing Page and Oath or Affirmation

Financial Statements

Supplemental Schedules



pwc

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of BTG Pactual US Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 (Schedule I) and Statement Regarding Determination of Reserve Requirements and Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule II) as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471-3000, F:(813) 286 6000, www.pwc.com/us



Pricewaterhouse Coopers LLP

New York, New York
February 27, 2024

We have served as the Company's auditor since 2022.

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2023
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$ 60,947
Cash segregated under federal and other regulations	500
Due from brokers, clearing organizations and others	77,074
Securities owned, at fair value	26,733
Deferred tax assets	7,016
Loans to financial advisors (net of allowance for credit loss of $1,355)	4,441
Other assets	1,415
Due from affiliates, net	1,282
Total assets	179,408

Liabilities and member's equity

Accounts payable and accrued expenses	$ 28,598
Due to brokers, clearing organizations and others	13,371
Due to affiliates, net	3,142
Securities sold, but not yet purchased, at fair value	143
Total liabilities	45,254

Commitments and contingent liabilities (see Note 9)

Member's equity:	
Member's capital	162,311
Accumulated deficit	(28,157)
Total member's equity	134,154
Total liabilities and member's equity	$179,408

The accompanying notes are an integral part of the financial statements.

BTG Pactual US Capital, LLC

Statement of Operations

Year ended December 31, 2023
(In Thousands of US dollars)

Revenues	
Principal transactions	$44,606
Commission income	35,838
Dividends and interest income	11,315
Placement fees	11,237
Income from research services	3,650
Referral fees	1,011
Other income	765
Total revenues	108,422
Expenses	
Compensation and benefits	55,417
Clearance and brokerage fees	19,394
Communication and market data	11,799
Professional fees	9,992
Promotional	7,003
Other	5,210
Occupancy and equipment	4,463
Dividends and interest	566
Total expenses	113,844
Net loss before taxes	(5,422)
Income tax benefit	629
Net loss	$(4,793)

The accompanying notes are an integral part of the financial statements.

BTG Pactual US Capital, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2023
(In Thousands of US dollars)

	Member's capital	Accumulated deficit	Total
Balance at January 1, 2023	$162,311	$(23,364)	$138,947
Net loss	–	(4,793)	(4,793)
Balance at December 31, 2023	$162,311	$(28,157)	$134,154

The accompanying notes are an integral part of the financial statements.

BTG Pactual US Capital, LLC

Statement of Cash Flows

Year ended December 31, 2023
(In Thousands of US dollars)

Cash flows from operating activities

Net loss	$(4,793)
Adjustments to reconcile net earnings to cash provided by operating activities	
Deferred tax assets	(568)
Foreign exchange variation	(188)
Changes in operating assets and liabilities	
Due from brokers, clearing organizations and others	40,766
Securities owned, at fair value	(17,658)
Loans to financial advisors	605
Due from affiliates, net	408
Other assets	111
Securities sold, but not yet purchased, at fair value	(5,169)
Due to brokers, clearing organizations and others	4,037
Accounts payable and accrued expenses	2,456
Due to affiliates, net	(2,093)
Net cash provided by operating activities	17,914
Effect of exchange rates on cash	188
Net increase in Cash and cash equivalents and Cash segregated under federal and other regulations	18,102
Cash and cash equivalents and Cash segregated under federal and other regulations, beginning of the year	43,345
Cash and cash equivalents and Cash segregated under federal and other regulations, end of the year	$61,447

Supplemental disclosure of cash flow information

Cash paid for:	
Taxes	$1,918
Interest expense	566

The accompanying notes are an integral part of the financial statements.

BTG Pactual US Capital, LLC

Notes to Financial Statements

December 31, 2021
(In Thousands of US dollars)

1. Organization

BTG Pactual US Capital, LLC (the "Company") is incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The life of the Company is perpetual.

The Company has its main office in New York and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and DriveWealth LLC and proprietary U.S. securities through Pershing LLC and Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual S.A., to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin American countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). The Company also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would utilize the services of a local broker-dealer to assist in settlement, which the Company is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, the Company also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory services in mergers and acquisitions.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934 for the portion of its business activities cleared on a fully disclosed basis. The Company does not hold customer funds or securities. The Company qualifies for an exemption from the Rule 15c3-3 reserve calculation in accordance with paragraph (k)(2)(i) of the Securities Exchange Act of 1934 by maintaining a special reserve bank account for the exclusive benefit of customers. For the remaining business activities, the Company relies on footnote 74 of the SEC release No 34-70073.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Under Accounting Standards Codification ("ASC") 606, Revenue from Contacts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenue from contracts with customers.

Revenue from contracts with customers was $51,736 for the year ended December 31, 2023 (see Note 11).

The following provides detailed information on the Company's material performance obligations and how revenue is recognized.

Commission income and Referral fees

The Company, acting as an agent, buys and sells securities on behalf of its customers, including funds managed by affiliates. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Clearance for U.S. securities is performed through Pershing LLC and DriveWealth LLC and for non-U.S. securities the Company uses certain of its affiliates. Fees in respect of these services are charged by Pershing LLC, DriveWealth LLC or the Company's affiliates and passed on to the Company. Since the Company is the Principal in the transaction, controlling the services before they are transferred to the customer, commissions are recorded on a trade date basis gross of fees. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer.

2. Summary of Significant Accounting Policies (continued)

The Company also enters into arrangements with investment managers to distribute shares of investment funds to investors and may receive fees paid over time based on the investor's continued investment in the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The distribution fees are generally variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Fees paid over time generally are variable because the amount paid is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Placement fees

Placement fees consist of fees earned for the placement of a customer's debt or equity securities. The revenue is generally earned based on a percentage of the fixed number of shares or principal placed. On trade date, once the number of shares or notes is determined and the service is completed, the fees are recognized. The Company incurs certain out-of-pocket expenses in performing these services. These costs are recognized in Clearance and brokerage fees expenses in the Statement of Operations at the time the related revenues are recorded.

Merger and acquisition advisory fees

Financial advisory services consist of fees earned for assisting customers with transactions related to mergers and acquisitions and financial restructurings. Revenue varies depending on the size and number of services performed for each contract and is generally contingent on successful execution of the transaction. Revenue is typically recognized once the transaction is completed and all services have been rendered. However, for certain contracts (retainers), revenue is recognized over time, since the performance obligation is simultaneously provided by the Company and consumed by the customer.

Income from research services

The performance obligation is satisfied at a point in time as the performance obligation is to provide research analysis. Research fees are defined by the customer based upon their appreciation of the service provided and revenue is recognized when the transaction price is agreed upon with the customer as this is when the amount is determinable.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Principal transactions

Principal transactions revenue is derived from proprietary transactions. Revenue and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market daily.

Dividends and interest income

Dividend income includes dividends received on equity securities. Interest income primarily includes interest on deposits with banks, interest on deposits with clearing brokers, interest on money market fund investments, coupon interest on a U.S. treasury security, and interest accrued on loans to financial advisors.

Cash and Cash Equivalents

The Company defines cash as demand deposits with banks or other financial institutions. The amounts approximates fair value. Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

As of December 31, 2023 cash totaling $28,987 was invested in an interest-bearing account held at an affiliate of the Company and $24,788 was invested in money market funds. The fair value of cash invested in money market funds is based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations is segregated for the protection of customers under the Securities and Exchange Act of 1934. The Company maintains a special reserve bank account for the exclusive benefit of customers.

Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

The fair values of securities owned, and securities sold, but not yet purchased are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of Cash and cash equivalents, securities owned, and securities sold, but not yet purchased which are all classified as Level 1 and Level 2 within U.S. GAAP's fair value hierarchy.

As of December 31, 2023, securities owned are comprised of exchange-traded equities, a U.S. Treasury security, and corporate bonds. The fair value of the exchange-traded equities and the U.S. treasury are determined based on quoted prices in active markets for identical securities. The fair value of the corporate bonds are determined based on market inputs, that are directly or indirectly observable.

	Level 1	**Level 2**	**Assets / Liabilities at Fair Value**
Assets			
Equities	$4,472	$-	$4,472
U.S. Treasury	$22,011	$-	$22,011
Corporate bonds	$-	$250	$250
Total Assets	**$26,483**	**$250**	**$26,733**
Liabilities			
Equities	$143	$-	$143
Total Liabilities	**$143**	**$-**	**$143**

During the year, there were no transfers between fair value hierarchy levels.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Foreign Currencies

The U.S. dollar is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions. Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year end exchange rate. All gains and losses are recorded in the Statement of Operations. For the year ended December 31, 2023, net foreign exchange gain of $32 is recorded in Other income.

As of December 31, 2023, the Company's exposure to foreign currencies (primarily Brazilian Real, Euro and Australian dollar) was as follows:

Assets:	
Cash and cash equivalents	$1,889
Due from brokers, clearing organizations and others	570
Due from affiliates, net	325
Liabilities:	
Due to brokers, clearing organizations and others	$ 367
Securities sold, but not yet purchased, at fair value	143

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing brokers relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing brokers relating to open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2023, amounts receivable and payable to brokers, clearing organizations and others include:

	Receivables	Payables
Securities failed to deliver / receive	$ 4,827	$ 3,649
Customer failed to deliver / receive	1,765	2,944
Clearing brokers	70,482	6,778
Total	$77,074	$13,371

Loans to financial advisors, net

The company offers forgivable loans to financial advisors for recruitment purposes. Outstanding balance of loans to financial advisors are presented in the Statement of Financial Condition, net of the allowance for credit losses (see note 10). The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues.

The forgivable loans are provided to employees and are forgiven over a stated service period and if certain performance targets are met. If at any point before the end of the stated service period the employee ceases to provide services to the Company, the loan becomes due and payable and generally does not continue to accrue interest. The Company amortizes the loans into compensation expense over the service period, which the Company has concluded is a systematic and rational method. If an employee ceases to provide services to the Company, the Company stops amortizing the loan and seeks repayment directly from the former employee.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial instruments by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client).

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

For financial assets measured at amortized cost (e.g. cash and cash equivalents, cash segregated under federal and other regulations, receivables from broker-dealers, clearing organizations and others, loans to financial advisors and other assets), the Company has evaluated the expected credit loss based on the nature and contractual life or expected life of the financial assets, credit quality of the counterparty and immaterial historic and expected losses. The Company concluded that there are de minimis expected credit losses and did not record a reserve for the cash and cash equivalents, cash segregated under federal and other regulations or receivables from broker-dealer, clearing organizations and others and other receivables. The Company continually monitors these estimates over the life of the asset.

The allowance for credit losses on loans to financial advisors is determined by estimating the amount and timing of expected future payments and takes into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with the Company or has terminated affiliation), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt. Credit losses are charged-off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received.

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the Company is not required to present its allocated portion of the consolidated amounts for current and deferred tax expenses, applicable to its tax attributes, included in the consolidated tax returns of BTG Pactual NY Corporation (the "Parent"), however as permitted by ASC 740-10-50-17A the Company has elected to include such allocations in its separately issued financial statements.

As such, the current and deferred income tax expense or benefit presented in these financial statements represents an allocation from Parent, and the corresponding income tax payable (or receivable) is presented as a due to (or from) affiliates. (see Note 5).

Under the allocation method applied by the Company, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the Company would not otherwise have realized the attributes on a stand-alone basis.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax. As the withholding is considered a flat tax on such income, it represents a foreign tax expense that is recognized when the corresponding income is earned and is presented as income tax expense in the Statement of Operations.

Income taxes are accounted for under ASC 740, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority.

A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission minimum financial requirements of net capital, pursuant to Regulation 1.17.

(In Thousands of US dollars)

3. Regulatory Requirements (continued)

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. As of December 31, 2023, the Company had net capital of $83,224 which $82,974 was in excess of the minimum net capital required.

The Company maintains a special reserve bank account for the exclusive benefit of customers. As of December 31, 2023, the account had a balance of $500.

4. Accounts Payable and Accrued Expenses

As of December 31, 2023, accounts payable and accrued expenses in the Statement of Financial Condition include:

Accrued compensation	$26,879
Other accruals	1,719
Total	$28,598

5. Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations for the year ended December 31, 2023 are as follows:

	Current	**Deferred**	**Total**
Federal	$(137)	$(832)	$(969)
State and local	65	126	191
Foreign	149	-	149
Total	**$ 77**	**$(706)**	**$(629)**

The effective tax rate of 11.6% differs from the statutory federal income tax rate of 21%, due to the impact of foreign taxes, State and Local taxes and return to provision adjustments. The company has a current income taxes payable balance of $71 to the Parent reflected in Due to affiliates, net within the Statement of Financial Condition. During 2023, the Company paid $1,760 for taxes owed to the Parent, as a result of settling prior year taxes accrued.

(In Thousands of US dollars)

5. Income Taxes (continued)

As of December 31, 2023, the deferred tax asset allocated to the Company amounts to $7,016, consisting primarily of accrued and unpaid bonuses.

As of December 31, 2023, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

The Parent's tax return for fiscal years ended 2020, 2021 and 2022 can be subjected to tax exams for federal, state, and local jurisdictions and there are no ongoing tax examinations as of December 31, 2023.

6. Concentration of Credit Risk

As of December 31, 2023, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2023, 48% of Cash and cash equivalents are deposited with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch, 41% are deposited in a liquidity fund with Dreyfus, 9% are deposited with Citibank N.A. and the remaining 2% with others.

In addition, receivables from clearing brokers and others are concentrated in a limited number of financial institutions. As of December 31, 2023, 86% of such receivables are from Pershing LLC and the remaining 14% from others.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2023.

(In Thousands of US dollars)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the Statement of Financial Condition and the Statement of Operations as of, and for the year ended December 31, 2023 are as follows:

Statement of Operations	**Affiliate**	
Revenues		
Commission income	BTG Pactual CTVM S.A.	$13,992
Commission income	Funds managed by affiliates	2,119
Commission income	BTG Pactual Casa de Bolsa, S.A. De C.V.	2,451
Commission income	BTG Pactual Chile SPA	1,267
Commission income	BTG Pactual S.A. Comisionista de Bolsa	222
Commission income	BTG Pactual Peru S.A. SAB	18
Placement and underwriting fees	Banco BTG Pactual S.A.	1,168
Placement and underwriting fees rebate	Banco BTG Pactual S.A. - Cayman Branch	(286)
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	996
Dividends and interest income	Banco BTG Pactual S.A. - Cayman Branch	4,716
Other		14
Expenses		
Clearance and brokerage fees	BTG Pactual CTVM S.A.	$(10,133)
Clearance and brokerage fees	BTG Pactual Casa de Bolsa, S.A. De C.V.	(1,720)
Clearance and brokerage fees	BTG Pactual Chile SPA	(898)
Clearance and brokerage fees	BTG Pactual S.A. Comisionista de Bolsa	(165)
Clearance and brokerage fees	BTG Pactual Peru S.A. SAB	(13)
Placement and underwriting fees	Banco BTG Pactual S.A.	(387)
Occupancy	BTG Pactual Asset Management US, LLC	(3,622)
Referral fees	BTG Pactual Peru S.A. S.A.F	(160)
Professional fees	BTG Pactual (UK) Limited	(716)
Professional fees	BTG Pactual Casa de Bolsa, S.A. De C.V.	(236)
Personnel	BTG Pactual Asset Management US, LLC	(974)
Personnel	BTG Pactual Timberland Investment Group, LLC	44
Personnel	TTG Forestry Services, LLC	12
Dividends and interest expenses	Banco BTG Pactual S.A. - Cayman Branch	(3)

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

8. Related Party Transactions (continued)

Statement of Financial Condition		
Cash and cash equivalents	Banco BTG Pactual S.A. - Cayman Branch	$28,987
Cash and cash equivalents	Banco BTG Pactual S.A.	1,882
Cash and cash equivalents	BTG Pactual Chile y Bolsa de Comercio de Santiago	102
Due from affiliates, net		
Commission receivable	BTG Pactual CTVM S.A.	$277
Commission receivable	BTG Pactual Casa de Bolsa, S.A. de C.A.	164
Commission receivable	BTG Pactual Chile SPA	21
Commission receivable	BTG Pactual S.A. Comisionista de Bolsa	1
Placement and underwriting fees	Banco BTG Pactual S.A.	24
Income tax	BTG Pactual NY Corporation	72
Unsettled trades	Banco BTG Pactual S.A.	23
Syndicate expenses	Banco BTG Pactual S.A.	483
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	203
Other		14
		$ 1,282
Due from brokers, clearing organizations and others		
Security fails to deliver	Banco BTG Pactual S.A. - Cayman Branch	$ 4,827
Due to affiliates, net		
Expense sharing	BTG Pactual Asset Management US, LLC	$(3,097)
Placement and underwriting fees rebate	Banco BTG Pactual S.A. - Cayman Branch	(33)
Referral fees	BTG Pactual Peru S.A. S.A.F	(12)
		$(3,142)
Due to brokers, clearing organizations and others		
Security fails to receive	Banco BTG Pactual S.A. - Cayman Branch	$(3,649)

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee has no expiry date.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

9. Commitments and Contingent Liabilities

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory inquiries and investigations.

The Company is currently the subject of regulatory reviews and investigations by the Financial Industry Regulatory Authority. The Company has also been named as a defendant in certain claims and/or lawsuits, including arbitrations, arising primarily from its securities business. It is the Company's practice to cooperate and comply with the requests for information and documents.

In some instances, these matters may result in a disciplinary, civil or administrative actions. The Company intends to vigorously defend itself, but currently it is not possible to predict the outcome of these matters or to provide an estimate of any potential financial impact.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification. In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2023.

10. Loans to financial advisors, net of allowance for credit losses

Loans to financial advisors	
Carrying value, current employees	$4,441
Carrying value, former employees	1,355
Total carrying value of loans to financial advisors	**5,796**
Allowance for credit losses	(1,355)
Loans to financial advisors, net of allowance for credit losses	**$4,441**

The amortized cost basis of loans to financial advisors on non-accrual status was $1,355 and no amounts were 90 days past due on December 31, 2023.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

11. Revenue from Contracts with Customers

The following table presents the Company's total revenues separated between revenue from contracts with customers and other sources of revenue, at December 31, 2023:

Revenue from contracts with customers:	
Commission income	
Brokerage commissions	$31,861
Distribution fees	3,977
Total commission income	$35,838
Placement and underwriting fees	11,237
Income from research services	3,650
Referral fees	1,011
Total revenues from contracts with customers	**$51,736**
Other sources of revenue:	
Principal transactions	$ 44,606
Dividend and interest income	11,315
Other income	765
Total revenues from other sources	**$ 56,686**
Total revenues	**$108,422**

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and has unconditional right to payment or income is determinable.

The following table provides information about receivables with customers under Due from brokers, clearing organizations and others, as of December 31, 2023. No amounts are past due and collectability risks related to these accounts are remote;

Placement and underwriting fees	$2,693
Commission income	278
Income from research services	136

12. Subsequent Events

The Company evaluated subsequent events through February 27, 2024, the issuance date of these financial statements, and noted no subsequent events requiring disclosures in or adjustments to the financial statements taken as a whole.

Supplemental Schedules

BTG Pactual US Capital, LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2023
(In Thousands)

Computation of net capital

Total member's equity		$134,154
Tentative net capital		134,154
Deductions and/or charges:		
Non-allowable assets:		
Cash and cash equivalents with affiliates	$(30,971)	
Due from affiliates, net	(1,282)	
Deferred tax assets	(7,016)	
Loans to financial advisors, net	(4,441)	
Due from brokers, clearing organizations and others	(3,127)	
Other assets	(1,415)	
Total deductions and/or charges		48,252
Net capital before haircuts and other charges on securities positions		85,902
Haircuts on securities and other charges		(2,678)
Net capital		$83,224
Computation of basic net capital requirement		
Minimum net capital required (1)		250
Excess net capital		$82,974

(1) The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the Commodity Exchange Act, which requires that the Company maintain minimum net capital, as defined, equal to or in excess of the greater of $45 (NFA) or $250 (SEC).

There are no differences from the amounts reported above and amounts presented on the Company's Part II FOCUS Report dated January 24, 2024 as of December 31, 2023.

BTG Pactual US Capital, LLC

Schedule II

Statement Regarding Determination of Reserve Requirements
and Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2023

With respect to introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

With respect to introduced customer transactions in foreign securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: 1) proprietary trading; 2) placement of securities; and 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) receiving 12b-1 fees as a mutual fund retailer; (5) receiving fees for providing research services, and the Company (1) did not directly or indirectly received, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



BTG Pactual US Capital, LLC's Exemption Report

BTG Pactual US Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: 1) proprietary trading; 2) placement of securities; 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) receiving 12b-1 fees as a mutual fund retailer; and (5) receiving fees for providing research services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BTG Pactual US Capital, LLC

I, Renato Moritz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: CEO

February 27, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of BTG Pactual US Capital, LLC

We have reviewed BTG Pactual US Capital, LLC's assertions, included in the accompanying BTG Pactual US Capital, LLC's Exemption Report (the "Exemption Report"), in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions").

(2) The Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) placement of securities; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) receiving 12b-1 fees as a mutual fund retailer; and (5) receiving fees for providing research services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2024